Mail Stop 3561

April 17, 2008

Olga Malitski
Nature of Beauty Ltd.
63-5 Kombinostroiteley
Birobidjan, EAO
679014 Russia

   Re: **Nature of Beauty Ltd.**
     Registration Statement on Form S-1
     Filed March 21, 2008
     File No. 333-149857

Dear Ms. Malitski:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page

1. We note that you intend to apply for quotation of your common stock on the OTC Bulletin Board. Please state that you will need a market-maker to apply for the quotation of your common stock on the OTC Bulletin Board and there is no assurance that a market-maker will be obtained.

Risk Factors, page 6

2. We note the disclosure you have provided in risk factor no. 1, which states that you must complete this offering in order to commence operations given that your

auditor has issued a going concern opinion and your officers and director will not loan you additional money. Considering your shareholders are offering to resell securities and, as a result, you will not receive any proceeds from this offering, this risk factor is unclear. Please remove this risk factor or revise it.

3. We note the disclosure you have provided in risk factor no. 3, which states, inter alia, that you have no suppliers. This risk seems inaccurate considering the disclosure you provide under "Business" states that you have a distribution agreement with PKF AKS.

4. Your risk factor no. 7 states that your officers and sole director reside outside of the United States. Please state where they reside and explain how the laws of that particular jurisdiction compare to those of the United States.

Business, page 14

5. Please clarify in your disclosure the means by which and to whom you intend to sell your products. For example, please clarify whether you intend to sell your products directly to retailers or if consumers will be able to purchase your products directly from you or both. Also, your disclosure indicates that you intend to utilize a web-site but you also state in your Management's Discussion and Analysis that you intend to sell your products to larger chain stores and take part in various trade shows. Please revise to clarify.

6. In light of your indication elsewhere in your prospectus that you will need additional cash to fund operations, please explain how you intend to fund the purchases you intend to make from PKF AKS, particularly in light of the minimum purchase provision contained in the distribution agreement. If you do not have enough cash on hand to make these purchases now, so as to begin making sales, state this and disclose how and when you expect to procure these funds.

7. In the discussion of the website you are developing, please disclose when you expect this to be operational.

Principal and Selling Shareholders, page 24

8. Please amend the section on Principal and Selling Shareholders to indicate that the 5,000,000 shares owned by the officers and sole director are not part of this offering.

9. The prospectus lists Alexander Ishutkin, on page 24, as owner of 1,000,000 shares of the company's common stock. On page 26, Alexandr (sic) Ishutkin is listed as owner of 100,000 shares. Please advise us whether this is the same person or different individuals. If it is the same individual, please add notes to indicate that Mr. Ishutkin is offering 100,000 shares as part of this offering and that the 1,000,000 shares he owns as an officer of the company are not being offered as part of this offering.

Description of Securities, page 29

Common stock, page 29

10. We note your statement that all shares of your common stock "are fully paid for and non-assessable…" This statement constitutes an opinion that you are not qualified to make. Please revise this discussion to state that this is the opinion of your counsel or remove it.

Reports, page 30

11. We note your statement here that "[a]fter [you] complete this offering, [you] will not be required to furnish [shareholders] with an annual report." In light of the reporting obligations you will be subject to once this registration statement is declared effective, including your obligation to provide an annual report on Form 10-K, this statement is unclear. Please revise or advise.

Item 16, Exhibits, page 42

12. Please file as an exhibit the form of the subscription agreement used in connection with the August and December 2007 private offerings of the shares of the company's common stock.

Item 17, Undertakings, page 42

13. Please review and amend the Undertakings section. In particular, undertakings A(4) and C, which refer to underwriters, appear to be inapplicable to this offering. Further, undertaking D, which relates to registrants relying on Rule 430A, is inapplicable to this offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ramin M. Olson at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director